

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 2, 2017

Pamela Strayer
Senior Vice President and Chief Financial Officer
Plantronics, Inc.
345 Encinal Street
Santa Cruz, California 95060

      Re: Plantronics, Inc.
              Form 10-K for Fiscal Year Ended April 2, 2016
              Filed May 16, 2016
              File No. 001-12696

Dear Ms. Strayer:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Robert S. Littlepage, for

              Carlos Pacho
              Senior Assistant Chief Accountant
              AD Office 11 – Telecommunications